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                           November 7, 2023

       T. Wilson Eglin
       Chief Executive Officer and President
       LXP Industrial Trust
       One Penn Plaza
       Suite 4015
       New York, NY 10119-4015

                                                        Re: LXP Industrial
Trust
                                                            Registration
Statement on Form S-4
                                                            Filed November 1,
2023
                                                            File No. 333-275254

       Dear T. Wilson Eglin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Isabel
Rivera at 202-551-3518 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Michael McTiernan